**GOLDCORP**

Suite 3400 – 555 Burrard St.
Vancouver, BC  V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

**Toronto Stock Exchange: G**                                    **New York Stock Exchange: GG**

## GOLDCORP'S PEÑASQUITO MINE ACHIEVES COMMERCIAL PRODUCTION

**VANCOUVER, BRITISH COLUMBIA, September 12, 2010 – GOLDCORP INC**. **(TSX: G, NYSE: GG)** is pleased to announce the declaration of commercial production at the Peñasquito mine in Zacatecas, Mexico.

### Peñasquito Mine Status Highlights

- Combined 30-day average throughput rate in excess of 70,000 tonnes per day, including peak daily throughputs as high as 105,000 tonnes.
- Construction of 30,000 tonne-per-day capacity high pressure grinding roll (HPGR) circuit on track for completion in early October.
- Full production ramp-up to designed 130,000 tonne-per-day capacity on schedule for early 2011.
- Concentrate sales ramping up according to expectations.
- On track to meet 2010 gold production guidance of 180,000 ounces.

"Over the course of its construction and production ramp-up, Peñasquito has achieved every significant operational milestone on schedule, culminating in today's declaration of commercial production," said Steve Reid, Executive Vice President and Chief Operating Officer of Goldcorp. "Concentrates from both process lines are now being routinely produced and sold as expected to our smelter partners around the world.  As this successful ramp-up continues, our shareholders are well-positioned to reap the benefits in the form of rapidly accelerating cash flows over the next several years.

"The ability of our mine development team to complete this important project on schedule and on budget illustrates the skills and expertise of our mine-building team. We will apply these skills to our industry-leading suite of growth projects which include Cochenour at Red Lake, Éléonore in Quebec, El Morro in Chile, the Noche Buena and Camino Rojo satellite projects near Peñasquito and the recently-acquired Cerro Negro project in Argentina."

Peñasquito has a designed processing capacity of 130,000 tonnes per day, consisting of two 50,000 tonne per day capacity sulphide processing lines (Lines 1 and 2) and the 30,000 tonne per day capacity HPGR circuit. Line 1 is consistently operating at design capacity and Line 2 is ramping up, already reaching a peak daily throughput of 56,170 tonnes. Construction of the HPGR circuit is well advanced, with commissioning due to commence in early October.

Gold production is expected to ramp up throughout the remainder of 2010, on track with issued guidance of 180,000 ounces. Peñasquito is expected to reach full design capacity in early 2011. Over its 23-year mine life, the operation is expected to produce an annual average of 500,000 ounces of gold, 28 million ounces of silver, 450 million pounds of zinc, and 200 million pounds of lead at net negative by-product cash costs.

The Company continues to advance a number of initiatives to further enhance the economics at Peñasquito and develop exploration projects in the district. The potential for significant supplemental gold production from the Noche Buena satellite oxide deposit continues to grow, with a scoping study expected to be completed by year-end. Permitting and ore body analysis continues at Camino Rojo, another potential source of satellite gold production. Deep drilling at Peñasquito has recently intersected a new sulphide manto deposit on the east side of the Peñasco pit that demonstrates similar characteristics to existing high grade manto resources. The results continue to support the potential for a concurrent high grade underground operation with an opportunity to further supplement core Peñasquito production. Progress has continued on the in-pit crushing and conveying (IPCC) system that is expected to provide significant capital and operating savings compared to conventional truck-only haulage, with completion remaining on track for 2013.

Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

**Cautionary Note Regarding Forward-Looking Statements**

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com